Exhibit 4.18
Sourcing & Supply Agreement
      This Sourcing and Supply Agreement is entered into on the date the last party has signed this Agreement and shall be effective as of October 1, 2006, (the “Agreement”) by and among Amgen USA Inc. (“Amgen”), a wholly-owned subsidiary of Amgen Inc.; Amgen Inc.; and Fresenius Medical Care Holdings, Inc. (“FMCH”) (Amgen and FMCH each a “Party” and together, the “Parties”). Amgen Inc. is a party to this Agreement for the purposes set forth in Sections 3.2, 5.1, 6.1, 6.2, and 7.1 of this Agreement.
Recitals
      WHEREAS, FMCH is the leading provider of outpatient dialysis services in the United States with expertise in establishing and delivering state of the art quality of care standards, practices and procedures for the care of patients with end stage renal disease undergoing dialysis; and
      WHEREAS, FMCH desires to select one erythropoiesis stimulating protein (“ESP”) supplier to meet its ESP needs for its ESRD dialysis patients; and
      WHEREAS, FMCH has evaluated the ESPs available for commercial use and those in the late stages of clinical development, and
      WHEREAS, FMCH has determined that EPOGEN® (Epoetin alfa) is currently its preferred ESP for managing anemia in in-center hemodialysis patients, and
      WHEREAS, FMCH desires to collaborate with an ESP supplier who is willing to work with FMCH to develop new and improved ESP SKUs, other product forms and standards of care; and
      WHEREAS, Amgen is the leading innovator in the field of ESPs with the demonstrated expertise in the ability to manufacture and supply safe and efficacious ESPs for the treatment of dialysis patients (including EPOGEN and Aranesp® (darbepoetin alfa)); and
      WHEREAS, FMCH also desires to benefit from Amgen’s demonstrated experience in the field of anemia management; and
      WHEREAS, Amgen desires to scale and schedule its manufacturing capacity and supply Products to FMCH in accordance with FMCH’s anticipated demand for ESPs for use in the United States and Puerto Rico (collectively, the “Territory”); and
      WHEREAS, Amgen is willing to collaborate with FMCH to explore development of new ESP product forms and standards of care;
      NOW THEREFORE, in consideration of the foregoing recitals and of the mutual promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and intending to be legally bound, the Parties hereto agree as follows:

1.	DEFINITIONS

When used with initial capitals herein, the following terms shall have the meanings ascribed to them below:

1.1.	“Affiliate” of a given entity shall mean an entity that controls, is controlled by, or under common control with such given entity. Control shall mean ownership of fifty percent (50%) or more of the voting stock of an entity or, for non-stock entities, the right to fifty percent (50%) or more of the profits of such entity.

1.2.	“Authorized Wholesalers” shall mean those wholesalers listed on Schedule 1.2, as such list may be modified pursuant to Section 2.9.

1.3.	“Data” shall mean the data provided by FMCH to Amgen hereunder in accordance with Article 4.

1.4.	“Designated Affiliates” shall mean any Affiliate of FMCH listed on Schedule 1.4, as such list may be modified pursuant to Section 2.8.

1.5.	“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, each as amended.

1.6.	“Individually Identifiable Health Information” shall have the meaning specified in HIPAA.

1.7.	“Managed Centers” shall mean a dialysis facility or home dialysis program that FMCH has an ownership interest of less than fifty percent (50%) or no ownership in, but for which FMCH provides management and administrative services including the purchase and billing of Products, and that is listed on Schedule 1.7, as such list may be modified pursuant to Section 2.8.

1.8.	“Products” shall mean the following Amgen products: EPOGEN® (Epoetin alfa) and Aranesp® (darbepoetin alfa).

1.9.	[*]

1.10.	[*]

1.11.	“Term End Date” shall mean December 31, 2011.

1.12.	“Term Start Date” shall mean October 1, 2006.

1.13.	“WAC” shall mean the wholesaler acquisition cost established by Amgen in its sole discretion from time to time. WAC is subject to change by Amgen in its sole discretion at any time, by any amount, without notice, provided, however, that Amgen shall use commercially reasonable efforts to notify FMCH of any change to WAC, and nothing herein limits or alters FMCH’s rights under Section 8.4.

2.	DEMAND FORECASTS; PURCHASE AND SALE OF PRODUCTS

2.1.	Purchase and Supply Commitment.

2.1.1.	[*]

2.1.2.	[*]

2.1.3.	Own Use. FMCH, its Designated Affiliates and its Managed Centers shall purchase the Products for their own use for the treatment of dialysis patients in the Territory and only such purchases shall be eligible for the pricing, discounts and rebates offered pursuant to this Agreement. FMCH, its Designated Affiliates and its Managed Centers covenant that they shall not seek any such pricing, discounts or rebates for any Products not for its or their “own use” for the treatment of dialysis patients in the Territory, and shall promptly notify Amgen in the event Amgen does provide FMCH, its Designated Affiliate or a Managed Center any such pricing, discount or rebates on any Products not for their own use.

2.2.	[*]

2.2.1.	[*]

2.2.2.	[*]

2.2.3.	[*]

2.2.4.	[*]

2.2.5.	[*]

2.3.	[*]

2.4.	[*]

2.5.	[*]

2.6.	[*]

2.7.	[*]

2.8.	Affiliates. Only purchases of Products made pursuant to this Agreement by FMCH, its Designated Affiliates and Managed Centers shall be eligible for the pricing, discounts and rebates offered pursuant to this Agreement. FMCH represents and warrants that the lists of Designated Affiliates and Managed Centers set forth on Schedule 1.4 and on Schedule 1.7 are true, complete and accurate lists of all Affiliates and Managed Centers of FMCH engaged in the business of providing dialysis services in the Territory on the date hereof. FMCH agrees that it shall use its commercially reasonable best efforts to work with Amgen to update and maintain the accuracy of such Schedule 1.4 and Schedule 1.7 throughout the term of this Agreement and agrees and warrants that it shall not divest, restructure, reorganize or reclassify its Affiliates or Managed Centers with any intent in whole or in part to avoid, reduce or eliminate its obligations or commitments set forth in this Agreement.

2.8.1.	After the Term Start Date, FMCH shall request the addition of all Affiliates FMCH acquires to the list of Designated Affiliates and all Managed Centers it contracts with to the list of Managed Centers by thirty (30) days prior written notice to Amgen. The schedules of Designated Affiliates and Managed Centers shall be amended to reflect such additions. Except as provided below, FMCH may remove Affiliates and Managed Centers from the respective lists only upon providing Amgen written notice and such removal shall be effective thirty (30) days after Amgen has provided FMCH with written approval of the removal of the Affiliates and Managed Centers. In the event FMCH requires removal of Affiliates and Managed Centers from the respective lists due to a (i) divestiture of the Affiliate to a third party with no affiliation to FMCH or any of its Affiliates; (ii) closure of a designated Affiliate facility or (iii) termination of the relevant management agreement for a Managed Center that has ceased its management relationship with FMCH or any of its Affiliates, FMCH shall provide Amgen notice of such removal within five (5) business days after the date of the divestiture, closure or termination of the management agreement, as the case may be, and such removal shall be effective as of the date of the divestiture, closure or management agreement termination. In such instances no Amgen approval shall be required. The schedules of Designated Affiliates and Managed Centers shall be amended to reflect removals as described above. In the event of a change to information regarding a Designated Affiliate or Managed Center (such as address), FMCH shall promptly notify Amgen and Amgen shall update the relevant schedule.

2.8.2.	Amgen shall have the right to remove Affiliates and Managed Centers of FMCH from the schedule of Designated Affiliates and Managed Centers from the schedule thereof (a) in instances in which Amgen determines, in its sole discretion, that such removal is required by law or order of any court or regulatory agency or as a result of negligence or willful misconduct in the use or administration of Products by such Designated Affiliate or Managed Center by thirty (30) days prior written notice to FMCH; or (b) in all other instances upon thirty (30) days prior written notice to FMCH provided, however, that FMCH shall have the right to object to the removal of a Designated Affiliate or Managed Center other than if required by law or order of any court or regulatory agency.

In the event FMCH objects to such removal, FMCH must notify Amgen within five (5) business days of such objection, explaining the basis for such objection. If FMCH and Amgen cannot, after good faith discussions, agree on the removal of the Designated Affiliate or Managed Center, the Parties shall submit the matter to the Commercial Arbitration Panel of the American Arbitration Association. The arbitration shall be conducted with the assistance of a special master knowledgeable about the pharmaceutical and healthcare industries jointly selected by the Parties in accordance with the procedures established by the American Arbitration Association. If the arbitrator determines that Amgen may remove such Designated Affiliate or Managed Center, then such termination of the Designated Affiliate or Managed Center shall be effective within thirty (30 days) of such determination.

FMCH may amend its Quarterly Updated Quantity Forecasts to account for any such removal. Any Affiliate or Managed Center removed by action of Amgen shall be excluded from FMCH’s purchase obligations hereunder. FMCH shall ensure compliance with the terms and conditions of this Agreement applicable to FMCH by its Designated Affiliates and Managed Centers. FMCH shall be jointly and severally liable for the acts and omissions of its Affiliates and Managed Centers, and Amgen shall have the right (but not the obligation) to proceed directly against FMCH in the event of a breach of this Agreement by any such Affiliate or Managed Center, without first proceeding against such Affiliate or Managed Center.

2.8.3.	Within one hundred twenty (120) days following the execution of this Agreement by the last Party, FMCH shall provide to Amgen an updated Schedule 1.4 and 1.7 indicating a current list of Designated Affiliates and Managed Centers who will be bound by the terms hereof. Concurrent with the delivery of such updated list, FMCH shall have the right to make an adjustment to its Quarterly Updated Quantity Forecast pursuant to Section 2.2 to reflect those Designated Affiliates or Managed Centers that are owned in whole or in part by third parties that have exercised their rights and have opted to not be bound by this Agreement. In addition, if after the Term Start Date FMCH enters into agreements with individuals or other entities to serve as a manager and/or a partner in an entity that is expected to operate an outpatient dialysis facility within the Territory, and such entity does not elect to participate in this Agreement prior to entering into the partnership or management arrangement with FMCH, FMCH shall not be obligated to add such entities to the schedule of Designated Affiliates or Managed Centers pursuant to Section 2.8.1 hereof, and such entities shall not be bound by the purchase commitments set forth in Section 2.1 above; provided, however, the number of such outpatient dialysis facilities associated with such entities may not exceed ten (10) per calendar year. To the extent such outpatient dialysis facility has not been added to the schedule of Designated Affiliates or Managed Centers concurrent with entering into the partnership or management arrangement with FMCH, such outpatient dialysis facility may not be added to the schedule of Designated Affiliates or Managed Centers without the prior written approval of Amgen.

2.9.	Authorized Wholesalers. Only Products purchased from Authorized Wholesalers or directly from Amgen shall be eligible for the pricing, discounts and rebates offered pursuant to this Agreement. FMCH shall have the right to remove wholesalers from the list of Authorized Wholesalers by thirty (30) days prior written notice to Amgen, and shall have the right to add wholesalers to the list of Authorized Wholesalers by thirty (30) days notice to Amgen upon Amgen’s approval, which shall not be unreasonably conditioned, withheld or delayed. Amgen shall have the right to add or remove wholesalers in the exercise of its commercially reasonable discretion from the list of Authorized Wholesalers by thirty (30) days prior written notice to FMCH, provided (a) Amgen removes such wholesaler with respect to providing Products to all purchasers of Products, or (b) such wholesaler requests Amgen to remove it as an Authorized Wholesaler for FMCH. In the event of any such removal by Amgen, Amgen shall work with FMCH to transition FMCH’s purchasing to an alternative Authorized Wholesaler and shall use reasonable efforts to establish a direct purchasing relationship in any interim period between the removal of the removed Authorized Wholesaler and the initiation of purchases from a new Authorized Wholesaler, if no alternative Authorized Wholesaler exists at such time. Any such relationship shall be subject to credit qualification and the approval by Amgen of an application for direct ship account.

2.10.	[*]

3.	REBATES

3.1.	[*]

3.2.	[*]

3.2.1.	[*]

3.3.	[*]

3.4.	[*]

3.5.	Treatment of Discounts and Rebates. FMCH agrees that it, its Affiliates and Managed Centers shall properly disclose and account for all discounts and rebates earned hereunder, in whatever form, in compliance with all applicable federal, state, and local laws and regulations, including §1128B(b) of the Social Security Act and its implementing regulations. FMCH also agrees that it, its Affiliates and Managed Centers shall (i) claim the benefit of such discount or rebate received in the fiscal year in which such discount or rebate was earned or the year after, (ii) fully and accurately report the value of such discount or rebate in any cost reports filed under Title XVIII or Title XIX of the Social Security Act, or a state health care program, and (iii) provide, upon request by the U.S. Department of Health and Human Services or a state agency or any other federally funded state health care program, the information furnished to FMCH, its Affiliates or Managed Centers by Amgen concerning the amount or value of such discount or rebate. Amgen shall properly disclose to FMCH and account for all discounts and rebates given hereunder in accordance with its obligations under all applicable federal, state, and local laws and regulations, including §1128B(b) of the Social Security Act and its implementing regulations.

3.6.	Reports. Amgen shall provide to FMCH a quarterly statement of the rebates earned hereunder with the itemization of Product purchases made in a particular calendar quarter, broken down by individual Designated Affiliates and Managed Centers; and any other information that FMCH may reasonably request that is reasonably available to Amgen and necessary for FMCH to obtain in order to comply with its obligations hereunder or to calculate or confirm purchases, discounts, or rebates due or paid. FMCH agrees that it will provide such information to its Affiliates and Managed Centers in a timely manner in order to allow such Affiliates and Managed Centers to meet their reporting and other obligations hereunder and under applicable law and regulation.

4.	PRODUCT DATA

4.1.	Data Submission. FMCH shall provide the data specified in Exhibit 3.1 to Amgen (or to a data collection vendor specified by Amgen) within thirty (30) days of the end of each calendar month. Such Data shall be provided in the format set forth in such Exhibit. To the extent Amgen requests that FMCH deliver Data to a data collection vendor, Amgen agrees to cause any such data collection vendor to adhere to and be bound by a substantially similar confidentiality requirement as stated hereunder as applicable to Amgen, and Amgen shall be liable for any failure by any such data collection vendor to act in accordance with such requirements.

4.2.	HIPAA Compliance. FMCH has no intent to provide Amgen (or any specified data collection vendor) any Data in violation of HIPAA. Accordingly, the Parties agree to use their commercially reasonable best efforts to cause any Individually Identifiable Health Information to be de-identified in accordance with HIPAA prior to provision to Amgen or its designee. The Parties shall engage an appropriately qualified statistician, reasonably acceptable to each Party, who meets the requirements set forth in 45 C.F.R.

Section 164.514(b)(1) to review the Data and deliver a written certification that shall conclude that, subject to any conditions, requirements or assumptions set forth therein, each delivery of Data pursuant to this Agreement will meet the standards for “de-identification” under HIPAA (“Certification”). In connection with the Certification, the Parties agree to use their reasonable best efforts to facilitate the delivery of such Certification in an expedited manner and Amgen shall bear the cost of such Certification. Notwithstanding anything contained herein to the contrary, in order to assure compliance, as determined by either Party in its reasonable discretion, with any existing federal, state or local statute, regulation or ordinance relating to patient privacy of medical records, or at any time following the enactment of any federal, state, or local law or regulation relating to patient privacy of medical records that in any manner reforms, modifies, alters, restricts, or otherwise affects any of the Data received or to be received in connection with any of the incentives contemplated under this Agreement, either Party may upon thirty (30) days’ notice, seek to modify this Agreement with respect to the affected incentive. FMCH and Amgen shall meet and in good faith seek to mutually agree to modify this Agreement to accommodate any such change in law or regulation, with the intent to, if possible, retain the essential terms of the affected incentive and pricing structure. If the Parties, after a reasonable time, are unable to agree upon such a modification, Amgen shall be entitled to terminate the affected incentive upon thirty (30) days’ notice or upon the date such change in law or regulation goes into effect, whichever is earlier. Notwithstanding the foregoing, in the event Amgen terminates such affected incentive as contemplated in the preceding sentence, any amount earned by FMCH under such incentive through the effective date of such change in law or regulation or the date of termination, as applicable, shall be due and owing to FMCH. In such a case, FMCH agrees that it shall provide Amgen with such Data as may be necessary for Amgen to calculate such incentive. In the event FMCH fails to provide Amgen with such Data, Amgen shall have no obligation to pay such incentive. Nothing in this Agreement shall require Amgen to enter into a business associate agreement with FMCH or any of its Affiliates or Managed Centers.

4.3.	Case Identifier. FMCH shall consistently use a unique alpha-numeric code (which shall not be derived from Individually Identifiable Health Information) as a “case identifier” to track the care rendered to each individual patient over time, and such case identifier shall be included in the Data provided to Amgen. The key or list matching patient identities to their unique case identifiers shall not be provided to Amgen.

4.4.	Data Use. Amgen shall have the right to use Data to support verification of the services referenced in this Agreement, for Amgen-sponsored research and analysis, development of marketing materials, running internal trending analyses, overall analyses of how to improve treatment of patients on dialysis, creating tools by Amgen marketing personnel, and other internal Amgen business purposes. Notwithstanding the foregoing, without FMCH’s prior written consent (such consent not to be unreasonably conditioned, withheld or delayed): (i) Amgen shall not disclose to third parties the health information data provided by FMCH hereunder except pursuant to public health activities and to agents of Amgen bound by commercially reasonable obligations of confidentiality (or as required by law or regulation); and (ii) Amgen shall not sell or resell any such data or derivative works thereof to any third party.

5.	[*]
5.1.   [*]
5.2.   [*]

6.	WARRANTIES, REPRESENTATIONS AND COVENANTS

6.1.	Power and Authority. Each Party represents and warrants to the other that this Agreement: (a) has been duly authorized, executed, and delivered by it, (b) constitutes a valid, legal, and binding agreement enforceable against it in accordance with the terms contained herein, and (c) does not and shall not conflict with or violate any of its other contractual obligations, expressed or implied, to which it is a party or by which it may be bound. The party executing this Agreement on behalf of FMCH specifically warrants and represents to Amgen that he or she is authorized to execute this Agreement on behalf of and has the power to bind FMCH and its wholly owned Designated Affiliates to the terms set forth in this Agreement. The parties executing this Agreement on behalf of Amgen and Amgen Inc. specifically warrant and represent to FMCH that they are authorized to execute this Agreement on behalf of and has the power to bind Amgen and Amgen Inc.

6.2.	Compliance with Law and Regulation. Amgen and Amgen Inc. shall, and FMCH, its Affiliates and Managed Centers shall, comply with all applicable law and regulation.

6.3.	Products. Amgen warrants that, as of the time of delivery by Amgen to a common carrier or other third party that:

6.3.1.	the Products are manufactured, labeled, handled, stored and transported to Authorized Wholesalers or Authorized Distribution Centers, as applicable, in accordance with all applicable federal, state and local laws and regulations pertaining to the manufacturing, labeling, handling, storing and transporting of the Products including without limitation, the Federal Food, Drug and Cosmetic Act and implementing regulations and meet all the specifications for effectiveness and reliability as required by the United States Food and Drug Administration; and;

6.3.2.	when used in accordance with the directions on their labeling, the Products are fit for the purposes and indications described in such labeling.

6.3.3.	Amgen warrants that the use of the Products by FMCH, its Designated Affiliates and/or Managed Centers shall not infringe upon the ownership rights of any other person or any patent, copyrights, trademarks or other intellectual property rights of any third party.

Amgen agrees that it will promptly notify FMCH if it determines that there has been any material defect in any of the Products delivered to FMCH.

6.4.	NO OTHER WARRANTIES. OTHER THAN THE WARRANTIES EXPRESSLY SET FORTH HEREIN, NEITHER PARTY MAKES, AND EACH PARTY EXPRESSLY DISCLAIMS, ALL OTHER WARRANTIES, INCLUDING THOSE OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

7.	INDEMNITY AND INSURANCE

7.1.	Insurance. Each of the Parties agrees that it shall secure and maintain in full force and effect throughout the term of this Agreement (and following termination, to the extent necessary to cover any claims arising from the Agreement) comprehensive general liability insurance. Such insurance shall provide, among other things, product liability, professional liability, workmen’s compensation, and broad form contractual liability coverage for its indemnification obligations hereunder, and shall have limits reasonably acceptable to the other Party. Any limits on each of a Party’s insurance coverage shall not be construed to create a limit on such Party’s liability with respect to its obligations under this Agreement or otherwise. Each Parties shall have the right to satisfy its obligations under this Section 7.1 through self-insurance. Amgen Inc. hereby guarantees the performance of Amgen’s obligations as set forth in this Section 7.1.
7.2.   Indemnity.

7.2.1.	By Amgen. Amgen agrees to indemnify, defend and hold harmless FMCH, its Affiliates and Managed Centers, and its and their respective employees, officers and directors from and against any and all amounts payable to third parties pursuant to a written settlement agreement or court order (including but not limited to reasonable attorney fees and other costs related to the defense or prosecution of the case incurred by FMCH in the defense of a third party claim prior to Amgen’s assumption of the defense thereof) (“Third Party Awards”) that result directly from: (a) breach of any Amgen representation or warranty hereunder, (b) Products that as of the date of shipment by Amgen: (i) contain defects in material and workmanship, (ii) are adulterated or misbranded within the meaning of applicable provisions of the FDC Act, or (iii) are prohibited from being introduced into interstate commerce by Section 301 of the FDC Act or Section 351 of the Public Health Service Act, or (c) Amgen’s or its Affiliates gross negligence or willful misconduct; provided that such indemnity shall not apply to Third Party Awards arising out of the negligent or willful actions or omissions of FMCH, its Affiliates or Managed Centers, or its or their respective agents, employees, representatives, successors or assigns, or to the extent arising out of a matter for which FMCH is required to indemnify Amgen pursuant to Section 7.2.2 of this Agreement, or due to defects in the Products caused by persons other than Amgen or that result from neglect, misuse, unauthorized adulteration or modification, improper testing, handling or storage or any cause beyond the range of normal usage; and further provided that (a) Amgen is promptly notified in writing of any such third party claim for which this indemnity obligation may apply, (b) Amgen shall have sole control of the defense and settlement thereof, and (c) FMCH cooperates fully and gives Amgen all reasonably requested information and assistance for such defense. The preceding paragraph and FMCH’s rights under Section 8.2, if any, set forth FMCH’s and its Affiliates’ sole remedies for third party claims relating to Amgen of Product defect, adulteration, misbranding, or infringement.

7.2.2.	By FMCH. FMCH, its Affiliates and Managed Centers agree to indemnify, defend and hold harmless Amgen and its respective employees, officers and directors from and against any and all Third Party Awards that result directly from (a) a breach of any FMCH representation and warranty hereunder or (b) FMCH’s, its Affiliates’ or its Managed Centers’ transportation, handling, storage, administration, promotion or sale of the Products and not arising solely or principally out of Amgen’s negligence, or a matter for which Amgen is required to indemnify FMCH pursuant to the above paragraph, provided that (a) FMCH is promptly notified in writing of any such third party claim for which this indemnity obligation may apply, (b) FMCH shall have sole control of the defense and settlement thereof, and (c) Amgen cooperates fully and gives FMCH all reasonably requested information and assistance for such defense. The preceding paragraph and Amgen’s rights under Section 8.2, if any, set forth Amgen’s sole remedies for third party claims relating to FMCH, any transportation, handling, storage, administration, promotion or sale of the Products.

8.	TERM AND TERMINATION

8.1.	Term. This Agreement shall come into effect as of the Term Start Date and shall expire as of the Term End Date, unless sooner terminated in accordance with this Article 8.

8.2.	Termination for Cause. Subject to the obligations set forth in Section 2.1.2, either party may terminate this Agreement in the event of an uncured material breach following thirty (30) days written notice of same (which termination shall be automatically effective at the end of such thirty (30) day period should such breach remain uncured).

8.3.	Termination to Assure Compliance with Law. Notwithstanding anything contained herein to the contrary, in order to assure compliance, as determined by either Party in its reasonable discretion, with any existing federal, state or local statute, regulation or ordinance (each a “Law”), or at any time following the enactment of any Law pertaining to the supply, purchase and sale of the Products and the payment of the rebates and discounts contemplated hereby, either Party may upon notice to the other Party, seek to modify this Agreement to address the aspect of the Agreement that may not comply with such Law. Promptly following the delivery of such notice describing the Law at issue, FMCH and Amgen shall meet and in good faith seek to mutually agree to modify this Agreement to accommodate any such Law with the intent to, if possible, retain the essential terms of the Agreement. If the Parties, after a reasonable time, not to exceed ninety (90) days, are unable to agree upon such a modification, either shall be entitled to terminate the Agreement effective upon ninety days (90) days’ notice or upon the date such Law goes into effect, whichever is earlier.
8.4.   [*]
8.5.   [*]

8.6.	Effect of Termination. Upon any termination or expiration of this Agreement, any earned and vested rebates shall be paid in accordance with the terms set forth in Article 3. If termination occurs at FMCH’s election under Section 8.2 or 8.4 all rebates and incentives available to FMCH in the particular calendar quarter or year in which such termination occurs shall be prorated and paid to FMCH based on an achievement of the prorated requirements (such proration shall be based on the effective date of termination relative to the measurement period for the particular calendar quarter or year in which such termination occurs). In the event of any termination during a calendar quarter or year, Amgen shall pro-rate any data used in calculating payments hereunder, and make prorated payments, as appropriate.

8.7.	Survival. The following provisions shall survive any expiration or termination of this Agreement: Sections 3.2 — 3.5 (with respect to periods prior to such expiration or termination), Article 4 (with respect to periods prior to such expiration or termination), Section 6.3 (with respect to Products purchased during the term of the Agreement or any prior Dialysis Organization Agreement), Section 8.6, and Articles 7 and 9.

9.	MISCELLANEOUS

9.1.	Amendment. Except as expressly set forth herein, no amendment of this Agreement shall be effective unless expressed in a writing signed by each of the Parties.

9.2.	Assignment. Neither Party shall have the right to assign this Agreement without the other’s prior written consent which shall not be unreasonably, withheld, conditioned or delayed. Any attempted assignment without prior consent shall be void. Notwithstanding the foregoing, either Party shall have the right to assign this Agreement, in its entirety, to an Affiliate. This Agreement shall be binding on the Parties’ permitted successors and assigns.

9.3.	Conflicting Provisions. In the event of any conflict between this Agreement and any purchase order or invoice relating to the subject matter of this Agreement, including service fees, purchase orders or payment terms, this Agreement shall control.

9.4.	Construction. This Agreement shall be deemed to have been jointly drafted by the Parties, and no rule of strict construction shall apply against either Party. As used herein, the word “including” shall mean “including, without limitation.”

9.5.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original.

9.6.	Currency. All amounts herein are set forth in United States Dollars.

9.7.	Force Majeure. Neither Party will be liable for delays in performance or nonperformance of this Agreement or any covenant contained herein if such delay or nonperformance is a result of acts of God, acts of civil or military authority, civil disobedience, epidemics, war, terrorist acts, or any other cause of like nature beyond the control of such Party. Force Majeure shall not adversely affect FMCH’s eligibility for rebates and incentives hereunder. Force Majeure shall not affect either Party’s right to terminate this Agreement under Section 8.2.

9.8.	Further Assurances. The Parties shall perform all further acts reasonably requested by the other Party to effectuate the purposes of this Agreement.

9.9.	Governing Law. This Agreement shall be governed by the laws of the State of Delaware, excluding its choice of law rules. Each Party hereby irrevocably submits to the jurisdiction of the state and Federal courts located in the State of Delaware, and agrees that any dispute arising out of or relating to this Agreement shall be heard in a state or Federal court located in Wilmington, Delaware, and agrees that it shall not assert any objection or defense of lack of jurisdiction, improper venue or forum non conveniens in any dispute brought in such courts. The Parties agree that any such dispute shall be adjudicated as between the Parties, and neither Party shall seek certification as a class. Notwithstanding the foregoing, either Party shall have the right to join any party ruled indispensable by the relevant court.

9.10.	Merger. This Agreement constitutes the entire Agreement, written or oral, of the Parties concerning the subject matter hereof. The Exhibits and Schedules to this Agreement are hereby incorporated into and made a part of this Agreement. This Agreement supersedes any prior or contemporaneous agreements on the subject matter hereof, including the Data Use Agreement between the Parties dated January 1, 2004. In addition, the Parties hereby agree that upon the Term Start Date of this Agreement, the Dialysis Organization Agreement No. 200600023 by and between Amgen USA Inc. and National Medical Care, Incorporated shall be terminated and of no further force or effect, except as otherwise provided therein.

9.11.	No Partnership. The relationship between Amgen and FMCH, its Affiliates and Managed Centers is that of independent contractors, and not a partnership or an agency, franchise or other relationship. Neither Party shall have the authority to bind the other.

9.12.	Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given or made five (5) days after deposit in the United States mail with proper postage for first-class mail, or when delivered personally or by facsimile (as shown by concurrent written transmission confirmation), or one (1) day following traceable delivery to a nationally recognized overnight delivery service with instructions for overnight delivery, in each case addressed to the address set forth below, or at such designated address that either Party shall have furnished to the other in accordance with this Section 9.12:

If to Amgen:
Amgen USA Inc.
One Amgen Center Drive, M/ S 27-4-A
Thousand Oaks, CA 91320-1789
Attn: Contract and Pricing Advisor — Nephrology Business Unit
Fax: (805) 376-8558
with a copy to:
Amgen Inc.
One Amgen Center Drive, M/ S 38-5-A
Thousand Oaks, CA 91320-1789
Attn: General Counsel
If to FMCH on or before November 30, 2006:
Fresenius Medical Care Holdings, Inc.
95 Hayden Avenue
Lexington, MA 02420
Attn: General Counsel
Fax: (781) 402-9713
If to FMCH after November 30, 2006:
Fresenius Medical Care Holdings, Inc.
920 Winter Street
Waltham, MA 02451
Attn: General Counsel
Fax:

9.13.	Confidentiality. “Confidential Information” shall mean all proprietary or confidential information disclosed to a Party by or on the behalf of the other Party in connection with the performance of this Agreement and indicated in writing as “Confidential” (or, if disclosed orally, indicated as confidential in a written summary that is delivered to the other Party within thirty (30) days of such disclosure).

9.13.1.	Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Parties agree for the Term, and for a period of five (5) years following the Term, to keep confidential and not publish or otherwise disclose to any Third Party or use for any purpose, other than in accordance with this Agreement, any Confidential Information of the other Party, provided, however, that the Party receiving the other Party’s Confidential Information may disclose such Confidential Information to its directors, officers, employees, agents, consultants and advisors as necessary for the receiving Party to carry out its rights and obligations under this

Agreement on the condition that such directors, officers, employees, agents, consultants and advisors agree to be bound by the confidentiality provisions of this Agreement. The confidentiality provisions contained in this Section 9.13 shall not apply to the extent that it can be established by the receiving Party by competent proof that such Confidential Information:

(a)	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(b)	became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement;

(c)	was independently discovered or developed by the receiving Party without the use of or reference to the Confidential Information belonging to the disclosing Party; or

(d)	is required to be disclosed by Section 3.5 above, applicable law or regulation, or court order, provided, however, that notice is promptly delivered to the other Party in order to provide the other Party an opportunity to seek a protective order or other similar order with respect to such Confidential Information and, if disclosure is made, the receiving Party discloses only the minimum information required to be disclosed in order to comply with such law or court order.

9.13.2.	Public Announcements. The Parties agree that the existence of and the material terms of this Agreement shall be considered Confidential Information of both Parties. Without limiting the generality of Section 9.13, neither Party shall make a public announcement concerning this Agreement or the subject matter hereof without the consent of the other Party, except that either Party may make such public announcement if required by law or court order; provided, however, that, the announcing Party shall give reasonable prior advance notice of the proposed text of such announcement to the other Party for its prior review and approval, which review and approval shall not be unreasonably conditioned, withheld or delayed.

9.13.3.	Authorized Disclosure. Notwithstanding the foregoing, either Party may disclose Confidential Information of the other Party to the extent such disclosure is reasonably necessary for any filings with Regulatory Agencies; provided, however, that the Party required or intending to disclose the other Party’s Confidential Information under this Section 9.13.3 shall first consult with the other Party and shall have given prompt notice to such other Party to enable it to seek any available exemptions from or limitations on the disclosure of its Confidential Information and the receiving Party shall reasonably cooperate in such efforts by the other Party.

9.13.4.	Confidential Terms. Notwithstanding the foregoing, each Party may disclose the terms of this Agreement in confidence under terms and conditions at least as restrictive as set forth herein on a need-to-know basis to its legal and financial advisors to the extent such disclosure shall be reasonably necessary in connection with such Party’s activities as expressly permitted by this Agreement.

9.14.	Severability. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, the Parties shall attempt, in good faith, to negotiate a modification of this Agreement so as to comply with the relevant law or regulation. Should they be unable to do so within thirty (30) days, either Party shall have the right to terminate this Agreement upon ten (10) days prior written notice to the other.

9.15.	Waiver. No party shall be deemed to have waived any right hereunder, unless such waiver is expressed in a writing signed by such Party.

9.16.	[*]

9.17.	[*]
*******

      The Parties have executed this Agreement by their designated representatives set forth below.

AMGEN USA INC		FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ George Morrow	By:	/s/ Mats Wahlstrom

Name (print):	George Morrow	Name (print):	Mats Wahlstrom

Title:	Chairman of the Board and President	Title:	Co-CEO

Date:	October 13, 2006	Date:	October 13, 2006

AMGEN INC.
with respect to certain provisions of this
Agreement as set forth herein

By:	/s/ George Morrow

Name (print):	George Morrow

Title:	EVP Global Commercial Ops

Date:	October 13, 2006

Schedule 1.2
Authorized Wholesalers
American Medical Distributors, Inc, a subsidiary of Bellco Drug Corporation
Amityville, NY
CMA 600644
AmerisourceBergen Drug Corporation
Thorofare, NJ
CMA 600124
Bellco Drug Corporation
North Amityville, NY
CMA 600051
J.M. Blanco Wholesaler, A Division of Amerisource Bergen
Guaynabo, PR
CMA 600093
Fresenius USA Manufacturing, Inc.
d/b/a Nephromed and affiliates
CMA 600683

Schedule 1.4
Designated Affiliates
      [*]

Schedule 1.7
Managed Centers
      [*]

Schedule 2.10
Approved Distribution Centers
Fresenius USA Manufacturing, Inc.
d/b/a Nephromed and affiliates
95 Hayden Avenue
Lexington, MA 92420-9192

Exhibit 2.10
Terms for Purchase of Direct Product
      [*]

1.	[*]

2.	[*]

3.	[*]

4.	[*]

5.	Credit. FMCH Distribution Center shall send annually, within one hundred twenty (120) days of Fresenius Medical Care Holdings, Inc.’s (“FMCH”) fiscal year end, or more frequently as requested by Amgen, copies of FMCH’s audited financial statements for such fiscal year to:

Amgen USA Inc.
Customer Finance Department
One Amgen Center Drive
Thousand Oaks, CA 91320-1799

If no audited financial statements are available, FMCH Distribution Center shall send unaudited financial statements which are certified by FMCH Distribution Center’s principal financial officer as being accurate in all material respects. Amgen shall not be obligated to ship Direct Product to FMCH Distribution Center if there are any amounts past due on FMCH Distribution Center’s account or if FMCH Distribution Center’s outstanding balance due exceeds FMCH Distribution Center’s predetermined credit limit. FMCH Distribution Center shall supply Amgen written notice of the sale or transfer of all or substantially all of its assets of, or a controlling interest in, FMCH Distribution Center at least thirty (30) days prior to such action if not otherwise prohibited by law or contractual obligations. Amgen reserves the right in its sole discretion to modify its credit policies and to require prepayment or satisfactory security at any time.

6.	Sales Data. FMCH Distribution Center shall submit all Direct Product sales data, including Customer returns, rebillings and associated credits to IMS America, Ltd. (“IMS”) and to any other third-party sales reporting organization as reasonably requested by Amgen, on a monthly basis, and within two (2) weeks after the close of each month. FMCH Distribution Center shall provide all information and assistance reasonably required by Amgen to determine and verify Medicaid, other government, or third-party rebate claims or obligations. If FMCH Distribution Center is unable to report such sales data to the agreed upon independent third-party sales reporting organization(s) due to unwillingness of the third party to deal with FMCH Distribution Center, Amgen’s sole recourse shall be to terminate the Direct Product purchase components of this Agreement.

7.	Contracts and Chargebacks. FMCH Distribution Center agrees to service contracts that Amgen has entered into with Customers in accordance with the terms specified in bid award notifications sent by Amgen to FMCH Distribution Center. Amgen shall credit FMCH Distribution Center for the difference between the Customer’s contracted price and the WAC, for Direct Product sold and shipped to Customer designated by Amgen to receive special contract pricing. Adjustments or credits will be made in accordance with Amgen’s Chargeback Policy (See Article One) attached hereto and incorporated herein. FMCH Distribution Center further agrees to submit chargebacks to Amgen via EDI in a format acceptable to Amgen at least once per week, and in accordance with Amgen’s Chargeback Policy. FMCH Distribution Center shall retain all documentation supporting such chargebacks for a period of eighteen (18) months from the date of sale and permit Amgen employees or contractors (who shall not be compensated by Amgen on a contingency basis) to review this documentation upon request.

8.	[*]

9.	Rebillings and Associated Credits. FMCH Distribution Center agrees to submit to Amgen all Customer rebillings and associated credits in conformance with Amgen’s Chargeback Policy.

10.	Product Recall. In the event of a recall, Amgen will promptly notify FMCH Distribution Center and relevant Customer of such recall and arrange for Direct Product to be shipped directly to Amgen. Amgen will provide a third-party billing number (common carrier) to Customer and FMCH Distribution Center for shipping of recalled Direct Product directly to Amgen. FMCH Distribution Center shall provide a list of Customer names and addresses to Amgen who may have received recalled Direct Product. In consideration for FMCH Distribution Center’s administrative expenses, Amgen will pay FMCH Distribution Center for a list of each Customer that may have received recalled Direct Product in the amount equal to $1.00 per Customer name up to a maximum $100.00 per distribution center. FMCH Distribution Center shall render its services and assist Amgen in returning all recalled Direct Product to Amgen. Amgen shall provide reasonable compensation to FMCH Distribution Center per HDMA standards for additional services that may be requested by Amgen. A credit memo will be issued to FMCH Distribution Center for all recalled Direct Product returned to Amgen. FMCH Distribution Center shall promptly issue credit to Customer for recalled Direct Product returned directly to Amgen for which Amgen has issued a credit memoranda to FMCH Distribution Center. FMCH Distribution Center may call Amgen Customer Service at 1-800-282-6436 for further instructions in the event of a recall.

11.	Applicable Laws and Regulations. Amgen and FMCH Distribution Center agree to comply with all laws (local, state and federal) applicable to the purchase, handling, sale, and distribution of Direct Product. FMCH has previously provided Amgen with the statutory citation of all local and state laws and regulations contemplated by this Article 11. In the event there shall be a change in federal or state statutes (including, but not limited to Medicare or Medicaid statutes, Federal Food, Drug and Cosmetic Act (the “FDC Act”), and any other statutes governing distribution, handling, purchasing, or sale of drugs, medical supplies and durable medical equipment), case laws, regulations or general instructions, the interpretation of any of the foregoing, the adoption of new federal or state legislation, or a change in any third party reimbursement system, any of which are reasonably likely to materially and adversely affect the manner in which either party may perform or be compensated for its services under this Agreement or which shall make this Agreement unlawful, the Parties shall immediately enter into good faith negotiations regarding a new service arrangement or basis for compensation for the services furnished pursuant to this Agreement that complies with the law, regulation, or policy. If good faith negotiations cannot resolve the matter within thirty (30) days, the Parties shall terminate the Agreement.

12.	Diversion. FMCH Distribution Center shall distribute Direct Product only to those approved Designated Affiliates and Managed Centers listed on Schedule 1.4 and Schedule 1.7. FMCH Distribution Center shall promptly notify Amgen upon learning of any activity that appears to be diversion of Direct Product, including the sale, distribution or purchase of Direct Product for uses beyond the provision of care for dialysis patients, or the sale or distribution of Direct Product outside of the United States and Puerto Rico. Amgen may terminate this Agreement upon written notice if it is determined by Amgen, in its sole discretion, that FMCH Distribution Center has purchased Direct Product from sources other than Amgen or distributed Direct Product to entities not listed on Schedule 1.4 and/or Schedule 1.7.

Article 1
Chargeback Policy

1.	INITIAL SUBMISSIONS:

Chargeback claims must be submitted via EDI in a format acceptable to Amgen. Claims must be received by Amgen no later than sixty (60) calendar days after FMCH Distribution Center has invoiced the Customer. Each item must contain the information necessary to uniquely identify the Customer, including the Health Industry Number (HIN) and complete ship-to name and address, or other identifier as required by Amgen.

2.	PROCESSING TIME:

Amgen will process all initial chargeback claims received in an acceptable format within ten (10) business days. Once the chargeback claim has been processed, FMCH Distribution Center will receive, by mail, the credit memoranda and/or discrepancy report.

3.	DISCREPANCIES:

Partial Rejections: If any item cannot be validated from the claim, it will be rejected and credit will not be issued for that item. FMCH Distribution Center will receive the credit memoranda for the validated items in conjunction with the discrepancy report for rejected items. A reason will be given for each rejected item.

Full Rejections: Submissions not in an acceptable format or with a rejection rate greater than ten percent (10%) may be rejected in full. Upon such notification, FMCH Distribution Center must correct the error(s) and electronically retransmit the entire claim.

4.	RESUBMISSIONS:

Amgen will accept resubmissions for rejected chargebacks within sixty (60) calendar days after FMCH Distribution Center has been notified of the rejection. Claims must be submitted on Amgen’s discrepancy report with any corrections or additional information necessary to validate such claim.

5.	CUSTOMER RETURNS:

FMCH Distribution Center must report its Customer returns as “negative” or “reverse” chargebacks.

6.	CREDITS AND REBILLS:

FMCH Distribution Center shall submit simultaneously to Amgen the credits and their associated rebills within sixty (60) calendar days after FMCH Distribution Center rebills a Customer.

7.	CONTRACT ELIGIBILITY:

Claims will only be honored for sales made in accordance with the Bid Award Notifications sent by Amgen to FMCH Distribution Center. A facility may only participate on one (1) contract for each product at any given time. An individual contract will take precedence over any group purchasing organization contract of which the facility may be a part.

8.	AUDIT:

Amgen shall have access to all information necessary to verify chargeback claims.

9.	DEDUCTIONS:

Deductions of chargeback claims are not permitted unless supported with a valid credit memoranda from Amgen. Amgen’s Chargeback Policy conforms with the guidelines set by the Healthcare Distribution Management Association. Amgen reserves the right to modify its Chargeback Policy upon notice to FMCH pursuant to Section 9.12 in the Agreement.

Article Two
Product Return Policy
AUTHORIZATION:
      Contact Amgen Customer Service Department at 800-282-6436 for proper instructions for Amgen Products.
RETURNABLE ITEMS:

•	Unused partials or full pack quantities with less than one year post expiration date.

•	Product received in error or damaged in transit.
NON-REFUNDABLE ITEMS:
      Although all products may be returned, no credit will be issued for:

•	Product twelve (12) months or more post expiration date.

•	Product destroyed or damaged due to improper storage, heat, cold, water, or smoke, left unrefrigerated or other conditions beyond the control of Amgen.

•	Product destroyed or losses suffered in a natural disaster (flood, hurricane, tornado, etc.).

•	Product obtained other than through normal channels of distribution.

•	Product that is in unsaleable condition through no fault of Amgen.

•	Product shipped as a no charge item.

•	Unauthorized excess stock.
TRANSPORTATION CHARGES:

•	Prepaid by customer
TERMS OF RETURN POLICY:

•	Credit if applicable for outdated Product, will be based on then-current WAC less ten percent (10%).

•	Credit for indirect customers for outdated product, will be issued in the form of a check by Capital Returns Inc. on behalf of Amgen.

•	Credit for direct customers for outdated product, will be issued by Amgen in the form of a credit invoice.

•	Amgen will not be responsible for any charges associated with third party return processors.

•	No credit for shipping, handling and return processing fees.

•	Product ordered or received in error must be reported within fifteen (15) business days of Product receipt.

•	Pre-deductions from invoices are not allowed.

•	All items are subject to credit approval by Amgen Customer Service.
Third Party Returns Processors:

•	For all outdated Product, please forward return with detail manifest directly to:
Capital Returns, Inc.
Attn: Amgen Return Goods
6101 North 64th Street
Milwaukee, WI 53218

COMPANY DISCLAIMER:

•	Products returned are subject to Amgen’s and or Capital Returns’ evaluation at the time of receipt for final count and inspection.

•	Amgen may, with notice to Wholesaler in its sole discretion, make exceptions, changes and/or modifications to the Returned Goods Policy.

Exhibit 3.1
Discount Terms and Conditions

[*]

1.1.1	[*]

1.1.2

1.2	[*]

1.2.1

[*]

[*]

[*]

1.3	[*]

1.4	[*]

1.5	[*]

1.6

1.7	[*]

2	[*]

2.1.1	[*]

2.2	[*]

2.3	[*]

2.4	[*]

3	[*]

3.1.1

3.2	[*]

3.3	[*]

3.4	[*]

4	[*]

4.1.1.1	[*]

4.1.1.2

4.2	[*]

4.3	[*]

4.4	[*]

5	[*]

[*]

5.1	[*]

5.2	[*]

5.3	[*]
*****

Addendum A: [*]
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Addendum B: [*]
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Addendum C: [*]
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